SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 May 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2022 First Quarter Trading Update dated 06 May 2022

Exhibit No: 99.1

6 May 2022

InterContinental Hotels Group PLC
2022 First Quarter Trading Update

Highlights

●	Q1 group RevPAR up 61% vs 2021 and attaining 82% of 2019's level
●	Average daily rate up 27% vs 2021 and in line with 2019
●	Americas and EMEAA saw sequentially improved trading in February and March after a challenging January
●	Greater China trading in March impacted by tightening of localised travel restrictions
●	Gross system size growth of +4.9% YOY, +0.7% YTD; opened 6.6k rooms (45 hotels) in Q1, broadly similar to 2021
●	Net system size growth of +3.4% YOY (adjusted for Holiday Inn and Crowne Plaza removals in 2021), +0.5% YTD
●	Global system of 885k rooms (6,028 hotels); 68% across midscale segments, 32% across upscale and luxury
●	Signed 16.6k rooms (120 hotels) in Q1, ~15% more than 2021 and 2020; global pipeline increased to 278k rooms

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

"We've seen very positive trading conditions in the first quarter with travel demand continuing to increase in almost all of our key markets around the world. The high level of demand we have seen for leisure travel continues to drive increased rates and occupancy. We also continue to see a return of business and group travel, further supporting RevPAR improvements in many of our key urban markets. As occupancy levels rise and due to the strength of our brands, our hotels are seeing increased pricing power; in March, our hotels in the US achieved leisure rates up by more than 10% on 2019 levels and rate across the whole of the US business was 4% ahead. Trading in Greater China continues to be impacted by restrictions put in place to control rising Covid cases.

Our strategic focus on strengthening and expanding our brand portfolio continues to drive growth. We signed 17 thousand rooms into our development pipeline in the first quarter, 15% more than in 2021. Our pipeline of 278 thousand rooms increased 2.4%. Of the 120 hotels signed, there was a particularly strong performance in the Americas with a near-doubling of signings from 39 to 73. Luxury & Lifestyle brands now account for around 20% of all signings, and following the completion of our quality review in 2021 there were 52 signings across the Holiday Inn brand family and 14 for Crowne Plaza, together up 22% on last year. Our net system size is expanding, and we are pleased with the progress towards our ambition of delivering an industry-leading level of net rooms growth."

Regional performance

Americas
Q1 RevPAR was down 8% vs 2019 (up 58% vs 2021). US RevPAR was down 6% vs 2019. Across the region, occupancy was close to 60%, down 6%pts on 2019, whilst rate was up 1%. Holiday Inn Express and our Extended Stay brands exceeded 2019 levels of RevPAR. Demand was boosted by a strong Spring Break vacation period, with leisure rooms revenue 10% higher than 2019 for the quarter overall. Leisure demand is expected to remain strong in the coming quarters. Together with growth in corporate bookings and more group activity and events returning, this should support further progress in both occupancy and rate.

Gross system size growth was +2.7% YOY, with 2.2k rooms (23 hotels) opened in the quarter. Net system size growth was 1.2% YOY on an adjusted basis (for the Holiday Inn and Crowne Plaza removals that occurred over the balance of 2021, driven by last year's review of the estates of these two brands). 7.8k rooms (73 hotels) were added to the pipeline, representing a further sequential improvement in the signings pace and exceeding the Q1 signings back in 2019.

EMEAA
Q1 RevPAR was down 33% vs 2019 (up 122% vs 2021). Occupancy was approaching 50%, down 21%pts on 2019, whilst rate was down just 4%. Previous restrictions, particularly on international travel, were generally being lifted over the course of the quarter in all markets, though the timing of these still resulted in a broad spread of performance within the region: Q1 RevPAR was down just 7% vs 2019 in the Middle East and 15% in the UK, whilst it was still 38% lower in Australia, 45% in Continental Europe, 58% in South East Asia & Korea and 64% in Japan.

Gross system size growth was +5.7% YOY, with 3.5k rooms (17 hotels) opened in the quarter. Net system size growth was 4.2% YOY on an adjusted basis. There were 2.3k rooms (15 hotels) added to the pipeline, around half being conversions.

Greater China
Q1 RevPAR was down 42% vs 2019 (down 7% vs 2021). Occupancy was 36%, down 16%pts on 2019, whilst rate was down 17%. The Winter Olympics boosted performance around Beijing, though overall Tier 2-4 cities continued to outperform Tier 1 cities. However, in March, travel restrictions implemented following increased Covid-19 cases led to RevPAR weakening to a 53% decline vs 2019, with around a third of the estate temporarily closed or repurposed.

Gross system size growth was +11.3% YOY, with 0.9k rooms (5 hotels) opened in the quarter. Net system size growth was 9.9% YOY on an adjusted basis. There were 6.6k rooms (32 hotels) added to the pipeline.

Financing update

In April, IHG entered into a new $1.35bn syndicated bank revolving credit facility (RCF). The previous $1.275bn syndicated facility and $75m bilateral facility have been cancelled. The covenant amendments to the previous facility announced in December 2020, which included a relaxation of covenants for the June 2022 and December 2022 and the $400m minimum liquidity covenant, are no longer in effect.

The new five-year RCF matures in April 2027. Two one-year extension options are at the lenders' discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. Interest cover requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1. The leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. These covenants now include the impact of IFRS 16, Leases, which was previously excluded due to 'frozen GAAP' treatment in the previous agreement.

For further information, please contact:
Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Conference call for analysts and institutional shareholders:
A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:00am (London time) on 6 May and can be accessed at www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	0800 640 6441
UK local: US:	0203 936 2999 +1 855 979 6654
US local:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	47 09 62

An audio replay will also be available for 7 days using the following details:
UK:	0203 936 3001
All other locations:	+44 203 936 3001
Passcode:	76 80 66

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 6 May. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has around 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Appendix 1: RevPARa (CER) movement summary

	Q1 2022 vs 2021			Q1 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	60.8%	26.7%	11.1%pts	(17.7)%	(0.5)%	(11.1)%pts
Americas	57.9%	26.1%	11.8%pts	(7.7)%	1.3%	(5.7)%pts
EMEAA	122.0%	34.8%	18.8%pts	(33.1)%	(4.0)%	(21.0)%pts
G. China	(7.4)%	2.2%	(3.8)%pts	(41.8)%	(16.6)%	(16.3)%pts

Appendix 2: RevPARa movement at constant exchange rates (CER) vs actual exchange rates (AER)

	Q1 2022 vs 2021			Q1 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	60.8%	59.9%	(0.9)%pts	(17.7)%	(17.9)%	(0.2)%pts
Americas	57.9%	58.0%	0.1%pts	(7.7)%	(8.2)%	(0.5)%pts
EMEAA	122.0%	112.8%	(9.2)%pts	(33.1)%	(34.2)%	(1.1)%pts
G. China	(7.4)%	(5.6)%	1.8%pts	(41.8)%	(38.5)%	3.3%pts

Appendix 3: Monthly RevPARa (CER)

2022 vs 2021	Jan	Feb	Mar
Group	54.8%	72.3%	56.9%
Americas	53.7%	65.1%	55.7%
EMEAA	92.7%	122.7%	146.1%
G. China	5.6%	36.9%	(39.8)%

2022 vs 2019	Jan	Feb	Mar
Group	(24.4)%	(18.1)%	(12.1)%
Americas	(14.2)%	(8.2)%	(2.6)%
EMEAA	(41.9)%	(36.6)%	(22.5)%
G. China	(38.4)%	(31.7)%	(53.1)%

2021 vs 2020	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(51.7)%	(47.7)%	20.8%	228.0%	156.7%	108.4%	91.9%	52.8%	55.7%	62.8%	75.8%	77.9%
Americas	(44.2)%	(44.2)%	20.7%	245.3%	160.4%	108.0%	98.6%	68.3%	63.0%	67.2%	84.7%	92.0%
EMEAA	(72.2)%	(69.7)%	(21.5)%	183.4%	194.1%	165.4%	100.9%	77.8%	82.4%	107.9%	137.1%	112.0%
G. China	(21.9)%	335.0%	288.6%	199.6%	107.5%	51.3%	45.3%	(43.0)%	(15.6)%	(8.7)%	(30.4)%	(14.6)%

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%	(19.2)%	(19.1)%	(12.1)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%	(10.5)%	(7.4)%	0.4%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%	(36.3)%	(33.2)%	(30.2)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%	(24.6)%	(46.3)%	(28.1)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

a  RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2022 vs 2021, 2022 vs 2019, 2021 vs 2020, 2021 vs 2019 and 2020 vs 2019. See 'Use of non-GAAP measures' in IHG's full year results announcement for further information on the definition of RevPAR.

Appendix 4: System and pipeline summary of Q1 YTD 2022 movements and total closing position (rooms):

	System							Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Adjusted YOY%b	Signings	Total
Group	6,600	(2,107)	4,493	884,820	+0.5%	+0.1%	+3.4%	16,628	277,503
Americas	2,204	(260)	1,944	501,033	+0.4%	(1.9)%	+1.2%	7,759	100,299
EMEAA	3,468	(951)	2,517	226,717	+1.1%	+0.1%	+4.2%	2,287	79,706
G. China	928	(896)	32	157,070	+0.0%	+7.3%	+9.9%	6,582	97,498

b Adjusting for the removals of Holiday Inn and Crowne Plaza rooms that occurred later in 2021, driven by the review that was completed that year with 34.3k (151 hotels) exiting IHG's system for these two brands for the year as a whole, of which 6.3k (31 hotels) exited in Q1 2021 and 28.0k (120 hotels) exited in the balance of the year.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	06 May 2022